Exhibit 99.1

At the effective time of the Merger, (i) each outstanding share of GCI Liberty Series A common stock was converted into the right to receive 0.580 of a share of the Reporting Person’s Series C common stock, (ii) each outstanding share of GCI Liberty Series B common stock was converted into the right to receive 0.580 of a share of the Reporting Person’s Series B common stock and (iii) each outstanding share of GCI Liberty Series A Cumulative Redeemable Preferred Stock was converted into the right to receive one share of the Reporting Person’s newly issued Series A Cumulative Redeemable Preferred Stock.

Each Debenture is exchangeable at the option of the holder, subject to certain terms and conditions, during specified periods: (i) if the market value of the underlying Common Stock exceeds 130% of the adjusted principal amount of the Debenture; (ii) if the trading price of a Debenture is less than 98% of the market value of the underlying Common Stock; (iii) after the Debenture is called for redemption; and (iv) after the issuer of the Common Stock declares or makes a dividend or distribution that, pursuant to the terms of the Debentures, would reduce the principal amount of the Debentures to $0.00 or such principal amount is otherwise reduced to $0.00. The Debentures are also exchangeable at any time after July 7, 2023, until the close of business on the second scheduled trading day prior to October 5, 2023, and at any time after July 1, 2046, until the close of business on the second scheduled trading day immediately preceding the stated maturity date of the Debentures.